News Release



06017216

ZURICH

SUPPL

Zurich refinances its USD 3 billion credit facility

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, September 28, 2006 – Zurich Financial Services Group (Zurich) has successfully completed the refinancing of its USD 3 billion syndicated revolving credit facility. Given current strong liquidity in the bank market, the company decided to replace its existing USD 3 billion credit facility that was completed in 2004 with a 5-year facility including two 1-year extension options. As the former facility, it serves for general corporate and backup liquidity purposes.

The facility received strong support from the market and was signed with the same bank syndicate.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

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